UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

WAL-MART STORES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

931142-10-3
(CUSIP Number)

   12/31/05_
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)

        Rule 13d-1(c)

    X   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   931142-10-3
13G

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

                                             Helen R. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)

                                             (a)  X
                                             (b)_____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                              United States

                                   5.   SOLE VOTING POWER
 NUMBER OF                                  764,080**
  SHARES
BENEFICIALLY               6.   SHARED VOTING POWER
 OWNED BY                               1,680,506,739**
   EACH
 REPORTING                    7.   SOLE DISPOSITIVE POWER
  PERSON                                      764,080**
   WITH:
                                   8.   SHARED DISPOSITIVE POWER
                                              1,680,506,739**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              1,681,270,819**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                            40.38%

12.  TYPE OF REPORTING PERSON (See Instructions)

                                                   IN

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3
13G

1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

                                             S. Robson Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                             (a)  X
                                             (b)_____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                             United States

                                  5.   SOLE VOTING POWER
 NUMBER OF                               2,876,663**
  SHARES
BENEFICIALLY                 6.   SHARED VOTING POWER
 OWNED BY                               1,685,021,480**
   EACH
 REPORTING                      7.   SOLE DISPOSITIVE POWER
  PERSON                              2,819,213**
   WITH:
                              8.   SHARED DISPOSITIVE POWER
                                             1,685,021,480**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             1,687,898,143**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                            40.54%

12.   TYPE OF REPORTING PERSON (See Instructions)

                          IN

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3
13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                                            Estate of John T. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                             (a)  X
                                             (b)_____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                             United States

                                  5.   SOLE VOTING POWER
 NUMBER OF                           14,946**
  SHARES
BENEFICIALLY             6.   SHARED VOTING POWER
 OWNED BY                                1,680,506,739**
   EACH
 REPORTING                          7.   SOLE DISPOSITIVE POWER
  PERSON                                    14,946**
   WITH:
                                  8.   SHARED DISPOSITIVE POWER
                                              1,680,506,739**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             1,680,521,685**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                 40.36%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                                    IN

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3
13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                                     Jim C. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                             (a)  X
                                             (b)_____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                             United States

                                5.   SOLE VOTING POWER
 NUMBER OF                         10,478,426**
  SHARES
BENEFICIALLY                   6.   SHARED VOTING POWER
 OWNED BY                               1,682,583,656**
   EACH
 REPORTING                        7.   SOLE DISPOSITIVE POWER
  PERSON                                   10,478,426**
   WITH:
                                               8.   SHARED DISPOSITIVE POWER
                                              1,682,583,656**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             1,693,062,082**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                 40.66%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                                IN

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3
13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                                           Alice L. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                             (a)  X
                                             (b)_____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                             United States

                                5.   SOLE VOTING POWER
 NUMBER OF                                  6,978,958**
  SHARES
BENEFICIALLY                   6.   SHARED VOTING POWER
 OWNED BY                                1,684,394,288**
   EACH
 REPORTING                        7.   SOLE DISPOSITIVE POWER
  PERSON                                 6,978,958**
   WITH:
                                                8.   SHARED DISPOSITIVE POWER
                                           1,684,394,288**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              1,691,373,246**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                 40.62%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                                IN

** For additional information, see Schedule A and the footnotes thereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
Item 1.
          (a)   Name of Issuer.

                     Wal-Mart Stores, Inc.

          (b)   Address of Issuer's Principal Executive Offices.

                     702 S.W. 8th Street
                     Bentonville, Arkansas  72716

Item 2.
          (a)   Names of Persons Filing.

                     Helen R. Walton;
                     S. Robson Walton;
                     Estate of John T. Walton;
                     Jim C. Walton; and
                     Alice L. Walton;

          (b)   Address of Principal Business Offices, or, If none,
                Residence.

                     The principal business office of each person
                     named in Item 2(a) above is P.O. Box 1860,
                     Bentonville, Arkansas 72712.

          (c)   Citizenship.

                     Each person filing this Schedule 13G is a citizen
                     of the United States.

          (d)   Title of Class of Securities.

                     Common Stock.

          (e)   CUSIP Number.

                     931142-10-3

Item 3.   If this statement is filed pursuant to Rule 240.13d-1(b) or
          240.13d-2(b)or (c), check whether person filing is a:

          (a) ___   Broker or dealer registered under section 15 of the
                         Act (15 U.S.C. 78o).
          (b) ___  Bank as defined in section 3(a)(6) of the Act
                         (15 U.S.C. 78c)
          (c) ___   Insurance company as defined in section 3(a)(19) of
                         the Act (15 U.S.C. 78c).
          (d) ___  Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) ___   An investment adviser in accordance with Rule
                         240.13d-1(b)(1)(ii)(E);
          (f) ___   An employee benefit plan or endowment fund in
                         accordance with Rule 240.13d-1(b)(1)(ii)(F);
          (g) ___  A parent holding company or control person in
                         accordance with Rule 240.13d-1(b)(1)(ii)(G);
          (h) ___  A savings associations as defined in Section 3(b)of the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) ___   A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of
                         the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) ___   Group, in accordance with Rule
                         240.13d-1(b)(1)(ii)(J).

                         Not applicable.

Item 4.   Ownership

          (a)   Amount Beneficially Owned:

                     See Schedule A hereto.

          (b)   Percent of Class:

                     See Schedule A hereto.

    (c)   Number of shares as to which the person has:
     (i)   Sole power to vote or  to direct the
                            vote _______________.

            (ii)   Shared power to vote or to direct the
            vote _______________.

                   (iii)   Sole power to dispose or to direct the
                           disposition of _______________.

                   (iv)  Shared power to dispose or to direct the
                           disposition of _______________.

           Instruction.  For computations regarding securities which
           represent a right to acquire an underlying security see
           rule 240.13d-3(d)(1).

                     See Schedule A. hereto.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following ___ .

Instruction: Dissolution of a group requires a response to this item.

                     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
                Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more that five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                     Not applicable.

Item 7.   Identification and Classification of the Subsidiary which
           Acquired the Security Being Reported on By the Parent
               Holding Company or Control Person.

     If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Rule 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                     The identity of each member of the group is
                     disclosed on the cover pages attached hereto.

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                     Not applicable.

Item 10.   Certification.

     (a)   The following certification shall be included if the statement is filed pursuant to rule 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     Not applicable.

     (b)   The following certification shall be included if the statement is filed pursuant to Rule 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                     February 8, 2006
                                                                   Date

                                                                 /s/ Helen R. Walton
                                                                      Helen R. Walton

                                                                  /s/ S. Robson Walton
                                                                      S. Robson Walton,
                                                                      individually and in his capacity
                                                                      as co-personal representative of the
                                                                      Estate of John T. Walton

                                                                  /s/ Jim C. Walton
                                                                      Jim C. Walton,
                                                                      individually and in his capacity
                                                                      as co-personal representative of the
                                                                      Estate of John T. Walton

                                                                  /s/ Alice L. Walton
                                                                      Alice L. Walton,
                                                                      individually and in her capacity
                                                                      as co-personal representative of the
                                                                      Estate of John T. Walton

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other that an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                              Schedule A

BENEFICIAL OWNERSHIP OF COMMON STOCK

In the following table, each reference to the percentage of common stock beneficially owned by a reporting person is calculated using the 4,163,490,196 shares of common stock outstanding on October 31, 2005, as shown by the most recent report published by the issuer.  The footnotes to the following table describe, among other things, the extent to which each reporting person disclaims beneficial ownership of the common stock set forth opposite such reporting person's name in such table.

Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage Outstanding Common Stock
     Number of Shares of Common Stock as
             to Which Reporting Person has
  --------------------------------------------------
              Sale                         Shared                          Sole                        Shared
            Power                         Power                        Power                        Power
           to Vote                        to Vote                     to Dispose                to Dispose

Helen R. Walton 1/	1,681,270,819	40.38%	764,080	1,680,506,739	764,080	1,680,506,739

S. Robson Walton 2/	1,687,898,143	40.54%	2,876,663	1,685,021,480	2,819,213	1,685,021,480

Estate of John T. Walton 3/	1,680,521,685	40.36%	14,946	1,680,506,739	14,946	1,680,506,739

Jim C. Walton 4/	1,693,062,082	40.66%	10,478,426	1,682,583,656	10,478,426	1,682,583,656

Alice L. Walton 5/	1,691,373,246	40.62%	6,978,958	1,684,394,288	6,978,958	1,684,394,288

    1/    The number and percentage of shares of common stock shown in the table as beneficially owned by Helen R. Walton represent (a)750,000 shares held directly by Helen R. Walton, (b) 1,680,506,739 shares held by Walton Enterprises, LLC, as to which Helen R. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton, Jim C. Walton and Alice L. Walton, individually as managing members, and S. Robson Walton, Jim C. Walton, and Alice L. Walton in their capacities as co-personal representatives of the Estate of John T. Walton, which is also a managing member thereof, and (c) 14,080 shares held by Helen R. Walton as custodian under UGMA.
          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.

          Helen R. Walton disclaims beneficial ownership of the shares listed in (c) above.  She also disclaims beneficial ownership of the shares listed in (b) above, except to the extent of her beneficial interest in Walton Enterprises, LLC.
    2/    The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 2,819,213 shares held directly by S. Robson Walton, (b) 1,810,632 shares held by a partnership, as to which S. Robson Walton, as a general partner thereof, shares a majority of voting and dispositive power with Alice L. Walton, as a trustee of certain trusts that are general partners thereof, (c) an aggregate of 627,192 shares held by three trusts - in the case of each such trust, S. Robson Walton, as a cotrustee thereof, shares voting and dispositive power with the primary beneficiary of each such trust who serves as his cotrustee, (d) 1,680,506,739 shares held by Walton Enterprises, LLC, as to which S. Robson Walton, as a managing member thereof, shares voting and dispositive power with Jim C. Walton, Helen R. Walton and Alice L. Walton, individually as managing members, and Jim C. Walton, S. Robson Walton and Alice L. Walton in their capacities as co-personal representatives of the Estate of John T, Walton, which is also a managing member thereof, (e) 2,076,917 shares held by a corporation organized and operated for charitable purposes as to which S. Robson Walton as a director thereof, shares voting and dispositive power with Jim C. Walton, Alice L. Walton and four other unrelated individuals, the other directors thereof, and (f) 57,450 shares held under the Wal-Mart Profit Sharing and 401(k) Plan for the benefit of S. Robson Walton.
          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.

          S. Robson Walton disclaims beneficial ownership of the shares listed in (c) and (e) above.  He also disclaims beneficial ownership of the shares listed in (b) and (d) above, except to the extent of his actual ownership interest in the partnership described in (b) above and Walton Enterprises, LLC.
    3/    The number and percentage of shares of common stock shown in the table as beneficially owned by the Estate of John T.  Walton represent (a) 14,946 shares representing shares covered by stock options exercisable by the Estate of John T. Walton under the Wal-Mart Stock Option Plan of 1984, and, (b) 1,680,506,739 shares held by Walton Enterprises, LLC, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives of the Estate of John T. Walton, a managing member of Walton Enterprises, LLC, shares voting and dispositive power with S. Robson Walton, Jim C. Walton, Helen R. Walton and Alice L. Walton, individually as managing members thereof.
          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
          The Estate of John T. Walton disclaims beneficial ownership of the shares listed in (b) above, except to the extent of its actual ownership interest in Walton Enterprises, LLC.
    4/    The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent  (a) 10,478,426 shares held directly by Jim C. Walton, (b) 1,680,506,739 shares held by Walton Enterprises, LLC, as to which Jim C. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton, Helen R. Walton and Alice L. Walton, individually as managing members, and S. Robson Walton, Jim C. Walton and Alice L. Walton in their capacities as co-personal representatives of the Estate of John T. Walton, which is also a managing member thereof, and (c) 2,076,917 shares held by a corporation organized and operated for charitable purposes, as to which Jim C. Walton as a director thereof, shares voting and dispositive power with S. Robson Walton, Alice L. Walton and four other unrelated individuals, the other directors thereof.

          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
          Jim C. Walton disclaims beneficial ownership of the shares listed in (c) above.  He also disclaims beneficial ownership of the shares listed in (b) above, except to the extent of his actual ownership interest in Walton Enterprises, LLC.
    5/    The number and percentage of shares of common stock in the table as beneficially owned by Alice L. Walton represent (a) 6,748,580 shares held directly by Alice L. Walton, (b) 230,378 shares held by trusts, of which Alice L. Walton is the sole trustee, (c) 1,810,632 shares held by a partnership, as to which Alice L. Walton, as a trustee of certain trusts that are general partners thereof, shares a majority of voting and dispositive power with S. Robson Walton, a general partner thereof, (d) 1,680,506,739 shares held by Walton Enterprises, LLC, as to which Alice L. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton, Jim C. Walton and Helen R. Walton individually as managing members, and S. Robson Walton, Jim C. Walton and Alice L. Walton in their capacities as co-personal representatives of the Estate of John T. Walton, which is also a managing member thereof, and (e) 2,076,917 shares held by a corporation organized and operated for charitable purposes, as to which Alice L. Walton as a director thereof, shares voting and dispositive power with S. Robson Walton, Jim C. Walton and four other unrelated individuals, the other directors thereof.

          With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
          Alice L. Walton disclaims beneficial ownership of the shares listed in (b), (c) and (e) above.  She also disclaims beneficial ownership of the shares listed in (d) above, except to the extent of her actual ownership interest in Walton Enterprises, LLC.